EXHIBIT 99.2

EIGHTH AMENDMENT AGREEMENT

dated as of May 9, 2024 among

MOGO FINANCE TECHNOLOGY INC.

as Borrower

Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc. and

Mogo Financial (Ontario) Inc.

as Originating Subsidiaries

Carta Solutions Holding Corporation, as a Guarantor

Mogo Inc.

as Parent

DB FSLF 50 LLC

as Administrative Agent, Collateral Agent and Sole Lead Arranger

ADDITIONAL INDEMNITORS

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EIGHTH AMENDMENT AGREEMENT

This EIGHTH AMENDMENT AGREEMENT (this “Amendment”), dated as of May 9, 2024, is entered into by and among MOGO FINANCE TECHNOLOGY INC. (the “Borrower”), MOGO FINANCIAL INC. (“MOGO Financial”), MOGO FINANCIAL (B.C.) INC. (“MOGO B.C.”), MOGO FINANCIAL (ALBERTA) INC. (“MOGO Alberta”) and MOGO FINANCIAL (ONTARIO) INC. (“MOGO Ontario”, and collectively with MOGO Financial, MOGO B.C. and MOGO Alberta, the “Originating Subsidiaries”), CARTA SOLUTIONS HOLDINGS CORPORATION (“Carta”), MOGO INC. (“Parent”) and DB FSLF 50 LLC (“DB FSLF”), as Administrative Agent (in such capacity, the “Administrative Agent”), Collateral Agent (in such capacity, the “Collateral Agent”), and as sole Lead Arranger (in such capacity, the “Arranger”) and the Additional Indemnitors.

RECITALS:

WHEREAS, pursuant to that certain Amended and Restated Revolving Credit and Guarantee Agreement dated as of July 16, 2019 among the Borrower, the Parent, the Originating Subsidiaries, the Administrative Agent, the Collateral Agent, the Arranger, the Additional Indemnitors and the lenders party thereto from time to time (the “Lenders”), as amended by that First Amendment Agreement dated as of December 31, 2019, as further amended by that Second Amendment Agreement dated as of March 30, 2020, as further amended by that Third Amendment Agreement dated as of April 15, 2020, as further amended by that Fourth Amendment Agreement dated as of June 29, 2020, as further amended by that Fifth Amendment Agreement dated as of January 25, 2021, as further amended by that Sixth Amendment Agreement dated as of December 16, 2021, as further amended by that Seventh Amendment Agreement dated as of January 10, 2022, as may be further amended, modified or restated from time to time (the “Credit Agreement”) the Lenders agreed to make certain financial accommodations available to the Borrower;

AND WHEREAS the parties hereto desire to enter into this Amendment to extend the Maturity Date of the Credit Agreement;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

ARTICLE 1

AMENDMENT

1.1 Section 1.1 (Definitions) of the Credit Agreement is amended by deleting the definition of “Maturity Date” in its entirety and replacing it with the following:

“Maturity Date” means January 2, 2026.

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ARTICLE 2

AFFIRMATION/REPRESENTATION

2.1 Affirmation of Credit Agreement.

Each of the Borrower, the Parent, Carta, each Originating Subsidiary and each Additional Indemnitor hereby expressly affirms all of its obligations and liabilities as set forth in the Credit Agreement and the other Credit Documents and agrees to be bound by and abide by and operate and perform under and pursuant to and comply fully with all of the terms, conditions, provisions, agreements, guarantees, representations, undertakings, warranties, indemnities, grants of security interests and covenants contained in the Credit Agreement and the other Credit Documents, as such obligations and liabilities may be modified by this Amendment, as though the Credit Agreement and the other Credit Documents were being re-executed on the date hereof by each of the Borrower, the Parent, Carta, each Originating Subsidiary and each Additional Indemnitor, except to the extent that such terms expressly relate to an earlier date. Each of the Borrower, the Parent, Carta, each Originating Subsidiary and each Additional Indemnitor hereby represents and warrants that, upon effecting the amendments contemplated by this Amendment, each of the representations and warranties set forth in Section 4 of the Credit Agreement are true and correct as if made on the date hereof and that neither the Borrower, the Parent, Carta, nor any Originating Subsidiary or Additional Indemnitor is in breach or default of any of its covenants, undertakings or other obligations under the Credit Agreement (as amended hereby).

ARTICLE 3

CONDITIONS PRECEDENT

3.1 Conditions Precedent to Effectiveness of this Amendment:

This Amendment shall become effective as of the first date on which each of the following conditions precedent shall have been satisfied or duly waived:

(a)	the Administrative Agent shall have received a duly executed copy of this Amendment;

(b)	the Administrative Agent shall have received certificates of status, good standing, or the equivalent for each of the Credit Parties and the Parent; and

(c)

all registrations, filings or recordings necessary or desirable to preserve, protect or perfect the enforceability and first priority of the Liens created by the Collateral Documents (subject only to Permitted Liens) shall have been completed, all in form and substance satisfactory to the Lenders and its counsel, each acting reasonably.

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ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1 In order to induce the Administrative Agent to enter into this Amendment, the Parent hereby represents and warrants to the Administrative Agent as follows, which representations and warranties shall survive the execution and delivery hereof:

(a)	no Default or Event of Default has occurred and is continuing and no Default or Event of Default will exist after giving effect to the amendment contemplated hereto; and

(b)

all representations and warranties set out in the Credit Documents and this Amendment are true and correct as if made on and as of the date hereof except for those changes to the representations and warranties which is stated to be made only as of a certain date (which were true as of such date).

ARTICLE 5

GENERAL PROVISIONS

5.1 Capitalized words not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement.

5.2 Except as specifically stated herein, the Credit Agreement and the other Credit Documents shall continue in full force and effect in accordance with the provisions thereof. In particular but without limitation: (a) the Collateral Documents and the Liens granted thereunder continue in full force and effect in accordance with their terms notwithstanding this Amendment and the amendments to the Credit Agreement effected hereby; and (b) the secured obligations described in the Collateral Documents include indebtedness, liabilities and obligations arising under or in connection with the Credit Agreement (as amended by this Amendment), and the Liens granted thereunder extend thereto. All indebtedness, liabilities and obligations under the Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Amendment, and this Amendment shall not evidence or result in a novation of such indebtedness, liabilities or obligations.

5.3 This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

5.4 Section headings in this Amendment are included for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

5.5 This Amendment shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.6 The amendments to the Credit Agreement contemplated in this Amendment shall be deemed to have effect as of the date first above written notwithstanding the date of execution and delivery of this Amendment.

5.7 This Amendment shall be a Credit Document.

5.8 On or after the date first above written, each reference in the Credit Agreement to “this Agreement” words of like import or in any of the other Credit Documents to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

MOGO FINANCE TECHNOLOGY INC., as Borrower		MOGO FINANCIAL INC., as an Originating Subsidiary

By:	(signed) Gregory Feller	By:	(signed) Erin Feller
	Name: Gregory Feller Title: President		Name: Erin Feller Title: President

By:		By:
	Name:		Name:
	Title:		Title:

MOGO FINANCIAL (B.C.) INC., as an Originating Subsidiary		MOGO FINANCIAL (ALBERTA) INC., as an Originating Subsidiary

By:	(signed) Erin Feller	By:	(signed) Erin Feller
	Name: Erin Feller		Name: Erin Feller
	Title: President		Title: President

By:		By:
	Name:		Name:
	Title:		Title:

MOGO FINANCIAL (ONTARIO) INC., as an Originating Subsidiary		MOGO INC., as Parent

By:	(signed) Erin Feller	By:	(signed) Gregory Feller
	Name: Erin Feller Title: President		Name: Gregory Feller Title: President

By:		By:
	Name:		Name:
	Title:		Title:

CARTA SOLUTIONS HOLDING CORPORATION, as a Guarantor

By:	(signed) Gregory Feller
Name: Gregory Feller
Title: Director

By:
Name:
Title:

Signature Page to Amending Agreement

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DB FSLF 50 LLC, as Collateral Agent and Administrative Agent on behalf of itself and the Lenders		FORTRESS LENDING I HOLDINGS L.P., as a Lender By: Fortress Lending Advisors LLC, its investment manager

By:		By:
	Name: Thomas Kelly		Name: Thomas Kelly
	Title: Deputy Chief Financial Officer		Title: Authorized Signatory

By:		By:
	Name:		Name:
	Title:		Title:

DB FSLF 50 LLC, as a Lender

By:
Name: Thomas Kelly
Title: Deputy Chief Financial Officer

By:
Name:
Title:

Signature Page to Amending Agreement

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SIGNED, SEALED & DELIVERED In the presence of:

(signed) Christy Cameron	(signed) David Feller
Witness	David Feller

SIGNED, SEALED & DELIVERED In the presence of:

(signed) Christy Cameron	(signed) Gregory Feller
Witness	Gregory Feller

Signature Page to Amending Agreement

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